Teva Announces the Launch of Generic Vagifem® in the United States
JERUSALEM—(BUSINESS WIRE)—Jul. 24, 2017— Teva Pharmaceutical Industries Ltd. (NYSE and
TASE: TEVA) today announced the launch of a generic version of Vagifem®1 (estradiol vaginal inserts), 10 mcg in the U.S.
Estradiol vaginal inserts are an estrogen indicated for the treatment of atrophic vaginitis due to menopause.
Estradiol vaginal inserts add to Teva’s existing portfolio of more than 70 women’s health products.
With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in six generic prescriptions dispensed in the
U.S. is filled with a Teva generic product.
“Our expanding portfolio of oral contraceptives and hormone replacement therapies gives women a broader choice of products to manage their health needs cost-effectively,” said Andy Boyer, CEO and
President, Global Generic Medicines, North America at Teva. “With this addition, patients and healthcare providers who prefer this unique dosage-form now have another, more affordable option for treatment.”
Estradiol vaginal inserts had annual sales of approximately $379 million in the U.S. according to
IMS data as of May 2017.
 About Estradiol Vaginal Inserts
Estradiol vaginal inserts are indicated for the treatment of atrophic vaginitis due to menopause.
Important Safety Information

WARNING: ENDOMETRIAL CANCER, CARDIOVASCULAR DISORDERS, BREAST CANCER and PROBABLE DEMENTIA. There
is an increased risk of endometrial cancer in a woman with a uterus who uses unopposed estrogens.
Estrogen-alone therapy should not be used for the prevention of cardiovascular disease or dementia.
Increased risks of stroke and deep vein thrombosis (DVT) and increased risk of probable dementia in postmenopausal women 65 years of age and older have been reported with estrogen-alone therapy.
Estrogen plus progestin therapy should not be used for the prevention of cardiovascular disease or dementia. Increased risks of stroke, DVT, pulmonary embolism (PE), myocardial infarction (MI), and invasive breast cancer and an increased risk of probable dementia in postmenopausal women 65 years of age and older have been reported with estrogen plus progestin therapy.
Estradiol should not be used in women with any of the following conditions: undiagnosed abnormal genital bleeding; known, suspected, or history of breast cancer; known or suspected estrogen-dependent neoplasia; active DVT, PE, or history of these conditions; active arterial thromboembolic disease (for example, stroke, and myocardial infarction), or a history of these conditions; known anaphylactic reaction or angioedema to estradiol; known liver impairment or disease; known protein C, protein S, or antithrombin deficiency, or other known thrombophilic disorders; or known or suspected pregnancy.
Systemic absorption occurs with the use of estradiol. The warnings, precautions, and adverse reactions associated with the use of systemic estrogen-alone therapy should be taken into account.
Other serious adverse reactions associated with estrogen administration include: increased risk of gallbladder disease; severe hypercalcemia in women with breast cancer and bone metastases; retinal vascular thrombosis; elevated blood pressure; hypertriglyceridemia; increased thyroid-binding globulin (TBG) levels; fluid retention; and hypocalcemia. Estrogen administration may exacerbate:

endometriosis, symptoms of angioedema in women with hereditary angioedema, asthma, diabetes mellitus, epilepsy, migraine, porphyria, systemic lupus erythematosus, and hepatic hemangiomas.
A few cases of local abrasion induced by the estradiol applicator have been reported, especially in women with severely atrophic vaginal mucosa. In prospective, randomized, placebo-controlled, double-blind studies the most common adverse reactions (incidence 5 percent) were upper respiratory tract infection, headache, abdominal pain, back pain, genital pruritus, moniliasis, vulvovaginal mycotic infection and diarrhea.
For more information, please see accompanying Full Prescribing Information, including Boxed Warning.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995 regarding the launch and potential benefits of Teva’s generic version of Vagifem®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

commercial success of Teva’s generic version of estradiol vaginal inserts ®;
our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products;
price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products;
manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition;
the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and
our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; and
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks.
and other factors discussed in our Annual Report on Form 20-F for the year ended December 31,
2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange
Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise.
You are cautioned not to rely on these forward-looking statements. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.
[1] Vagifem® is a registered trademark of Novo Nordisk Health Care AG.